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Minority-ownedWoman-ownedBlack-owned
My Mamas Vegan

Vegetarian / Vegan Restaurant

2915 Greenmount Ave
Baltimore, MD 21218
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My Mamas Vegan previously received $40,000 of investment through Mainvest.
Profile
Data Room
Updates 5
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2.8× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
My Mamas Vegan is seeking investment to expand and purchase a food truck.
Generating RevenueRenovating LocationExpanding Location
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

My Mamas Vegan is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business.
You will not also receive the perks of lesser value, unless specified below.

My Mamas All Aboard Invest $500 or more to qualify. 10 of 10 remaining

Digital gift card worth $75 that can be used online, instore or on our truck.

Good Catch Invest $1,000 or more to qualify. 10 of 10 remaining

Receive a $150 digital gift card and sample from Good Catch Foods one of our sponsors for the kids eat free meals.

OUR STORY

Hello, my name is Debonette and I am the owner and operator of My Mamas Vegan carryout located at 2915 Greenmount Ave in Baltimore City. We love the community which we serve which is why we decided we needed to DO MORE and BE MORE in BMORE!

We are 100 % black and women owned
I started this business out of my kitchen in 2018
In 2019 we moved into a shared kitchen location with me being the only employee and, 8 months later, secured our own location
This past November marked 1 year anniversary at our current location having grown from just myself to 7 amazing employees
OUR ACCOMPLISHMENTS

We have accomplished a lot during our short tenure. Despite opening just prior to the pandemic we were able to pull of some amazing things and support our community.

Fed frontline essential/first responders during the early stages of the pandemic
Fed local students and families in need at no costs during pandemic and will still feed anyone in need
Hired youth for summer employment, developing work ethic and personal accountability
Paid our staff livable wages and are happy to announce that we added Paid Time Off to our employees for 2022
Hosted a monthly market at our restaurant for other small vegan businesses to use our platform to showcase their products to our customer base

and the community

Acquired outdoor seating for the front of our establishment allowing our guests to sit and enjoy our food while taking in the vibe and the energy of our space and community

Awarded the Baltimore Readers Choice Best Vegan Restaurant in Baltimore City

This is a preview. It will become public when you start accepting investment.

THE OPPORTUNITY: FOOD TRUCK

The food truck will give us the ability to expose more people to vegan food options which are in fact better for health, animals and environment.

We will offer a regular kids eat free menu which food will be sponsored by Good Catch Foods and Daring Foods during our initial launch.

We will offer a discounted My Mamas Vegan bites menu to expose more people to vegan options.

We will now have the ability to travel to food deserts where vegan options are less available

We can participate in more community events and events around the city and beyond for we will have the equipment which allow us to do so.

OUR PREVIOUS OPPORTUNITY : RENOVATE & EXPAND KITCHEN

Our previous opportunity was to remodel our kitchen .

Allows us to have an array of products available for purchase for our customers to be able to enjoy at home

Will be able to produce and sell our own line of bottled condiments and sauces

Expand our grab and go selection and provide a small market place for pickup and delivery

There are only two markets in the city that serve vegan groceries and only Whole Foods offers same day delivery. We will fill that void and increase the number of options available for our community to enjoy at home.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Debonette Wyatt

Owner

Meet me Debonette a mother, wife and 100% owner of My Mamas Vegan located in Baltimore, Maryland.

In 2018 when I walked into my previous employer and turned in my resignation. Who knew that after a year of opening my own location that we would be named The Best Vegan Restaurant In the City Of Baltimore by the cities largest news paper The Baltimore Sun.

The career I once loved was no longer my purpose. When I first started I was a young single mother with two children so, my goals were so different. I wanted to be the best and I wanted to win. My ability to create winning teams , create sales strategies and most importantly caring about people was always my recipe for success.

I moved from Philadelphia to Silver Spring, MD in 2005 by way of a promotion from Ulta Salon & Cosmetics as a general manager to open the first retail location in the state of Maryland. Understand this when I started in the cosmetic industry I worked behind the counter Part time making $8.50 an hour. I was promoted to full time making $11.00 an hour. I soon was promoted to move to Philadelphia making $13.50 an hour with 2 children. In 6 years I worked and learned as much as I could and received a relocation package to Silver Spring, Maryland.

So, why leave an industry where I had over 25 years of experience in retail, customer service , creating winning sales strategies and executive leadership? Not to mention my children were now grown. At this stage in my life I was married and the youngest daughter was 4. All I kept hearing in my head was Freedom. I was having these conversations with myself like how long are you going to keep making people millions of dollars and you have to ask for days off or a vacation? How long?

Walking into that office in August of 2018 gave me my joy back and allows me to do what I love to do and that is being for the people.

My Mamas Vegan has given me the ability to be about something bigger than myself. It has given me the opportunity to be about healing the community. Providing healthier options and creating awareness about the benefits of living a healthier lifestyle. Our monthly outdoor market allows other small local businesses the use of our platform as well as brings awareness to various vegan brands, We provide samples , cooking demos take place. live music , food good vibes. We also host food and toy drives for those who live directly in our community. Our Xmas drive was so amazing to see the kids walk down the street home with toys was the best feeling in the world.

I believe we have an obligation to the community which we serve.

I thank you for taking the time to get to know me.

Professional Career

Macys - Cosmetic Exectutive

Ulta Salon & Cosmetics - General Manager

Loft- Operations Manager

PRESS
Waverly's Greenmount Avenue gets a vegan kitchen

Local funding is helping the revitalization of Baltimore's Waverly neighborhood, including My Mama's Vegan restaurant.

This is a preview. It will become public when you start accepting investment.
Reviews

"Just tried MMV for the first time and I'm in love! The fried chicken sandwich was phenomenal. Best I've ever had, and onion rings were perfection. I will be regularly visiting this gem from now on."- Lisa Landsman

"Fantastic! Carry out highly recommend!" - Nancy Poznak

"Best vegan soul food I've ever had. I've loved everything I've ever ordered, but I have to give a special shout out to the Hawaiian Girl chickun sandwich because I can't seem to stop craving it. Everyone working here has been so nice too. Highly recommend!"- Sammy Kaak

"This is some of the best vegan comfort food I've ever had!!!! Been a few times and literally never disappointed! Get your butts over there and support a truly delicious restaurant !!" - Josephine Olivia Herbst

HUNGRY BLACK MAN VISITS MY MAMA'S VEGAN
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My Mama's Vegan has delicious vegan burgers 🍔 and whole lotta delicious vegan entrees Mama's Vegan 443-388-8189 2915 Greenmount Ave

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This is a preview. It will become public when you start accepting investment.
CHRISTMAS TOY DRIVE
Updates
FEBRUARY 22ND, 2022
Hey ! Look what we got!

Thank you ! We purchased another prep station to help us be better equipped for our upcoming busy season!! Thank you all so much !

FEBRUARY 11TH, 2022
We Did It

Woohooo! We did it! We made our goal! Thank you to all of our investors for My Mamas Vegan! We are beyond excited for this next phase in our business as well as having you on our team! Thank you !

FEBRUARY 10TH, 2022
We are at 99%

We almost did it ! Almost bringing it home ! Thank you all!

FEBRUARY 7TH, 2022
To Think

We are at 90% of our targeted goal. I am so excited. I always believed that owning a business in the community means that we have an obligation to that community to which we serve. We have an obligation to be great in so many areas aside from just being a business . We need to be great people , roll models , givers etc. to our community. What you all have shown me is that is what you want that in your communities as well and you support us in helping to do so. I love my community! Thank you so much . We can't wait to get started on all of the newness !

JANUARY 24TH, 2022
Thank you !

Wow! I am so amazed and thank you all we have hit our target! Thank you to all of you who believe in My Mamas Vegan this is just the beginning!

This is a preview. It will become public when you start accepting investment.

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Food Truck $28,200
Mainvest Compensation $1,800
Total $30,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$560,000	$616,000	$659,120	$692,076	$712,838
Cost of Goods Sold	$300,000	$330,000	$353,100	$370,755	$381,877
Gross Profit	$260,000	$286,000	$306,020	$321,321	$330,961

EXPENSES

Rent	$24,000	$24,600	$25,215	$25,845	$26,491
Utilities	$1,700	$1,742	$1,785	$1,829	$1,874
Salaries	$90,000	$99,000	$105,930	$111,226	$114,562
Insurance	$900	$922	$945	$968	$992
Equipment Lease	$6,000	$6,150	$6,303	$6,460	$6,621
Repairs & Maintenance	$3,000	$3,075	$3,151	$3,229	$3,309
Legal & Professional Fees	$480	$492	$504	$516	$528
Operating Profit	$133,920	$150,019	$162,187	$171,248	$176,584

This information is provided by My Mamas Vegan. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Offering Memorandum
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $30,000
Maximum Raise $60,000
Amount Invested $0
Investors 0
Investment Round Ends July 29th, 2022
Summary of Terms
Legal Business Name James Holdings LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
2.8×
Investment Multiple 2×
Business's Revenue Share 0.4%-0.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date March 31st, 2026
Financial Condition
Historical milestones

My Mamas Vegan has been operating since March, 2020 as a ghost kitchen and has since achieved the following milestones:

Opened own physical location in Baltimore, Maryland December 2020.

Achieved revenue of $261,213 in 2020, which then grew to $320,842 in 2021.

Delivery app revenue in 2020 $40,000 2021 delivery revenue is $100,00 (includes doordash, uber eats and grub hub).

Historical financial performance is not necessarily predictive of future performance.

Subsequent events to historical financials

Since the latest available financial statements of My Mamas Vegan, we have had the following material changes and trends:

Increase in costs relating to supplies.

Purchased equipment for kitchen.

Took out a loan for [4500] to purchase reach in fridge, beverage fridge and under counter fridge..

Other challenges

My Mamas Vegan has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Staff (raised pay)

cost of supplies

carry out (added small tables and chairs when weather permits,)

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of My Mamas Vegan to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

My Mamas Vegan operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. My Mamas Vegan competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from My Mamas Vegan's core business or the inability to compete successfully against the with other competitors could negatively affect My Mamas Vegan's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in My Mamas Vegan's management or vote on and/or influence any managerial decisions regarding My Mamas Vegan. Furthermore, if the founders or other key personnel of My Mamas Vegan were to leave My Mamas Vegan or become unable to work, My Mamas Vegan (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which My Mamas Vegan and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, My Mamas Vegan is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

My Mamas Vegan might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If My Mamas Vegan is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt My Mamas Vegan

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect My Mamas Vegan's financial performance or ability to continue to operate. In the event My Mamas Vegan ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither My Mamas Vegan nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

My Mamas Vegan will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and My Mamas Vegan is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although My Mamas Vegan will carry some insurance, My Mamas Vegan may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, My Mamas Vegan could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect My Mamas Vegan's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of My Mamas Vegan's management will coincide: you both want My Mamas Vegan to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want My Mamas Vegan to act conservative to make sure they are best equipped to repay the Note obligations, while My Mamas Vegan might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If My Mamas Vegan needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with My Mamas Vegan or management), which is responsible for monitoring My Mamas Vegan's compliance with the law. My Mamas Vegan will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if My Mamas Vegan is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if My Mamas Vegan fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of My Mamas Vegan, and the revenue of My Mamas Vegan can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of My Mamas Vegan to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by My Mamas Vegan. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Rebecca L. Pittsburgh, PA 4 months ago

I invested because I love Baltimore and vegan food!

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Thank you so much ! We love it here also !!

Thomas B. Baltimore, MD 4 months ago

I invested because of the Maryland Neighborhood Exchange!

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Thank you so much !

Melissa R. Baltimore, MD 4 months ago

I invested because I love MMV's food and their presence in my community.

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Thank you ! We truly love being here !

Chris D. Reading, PA 4 months ago

I invested because vegan eating is better for the planet and Baltimore is an incredible city. I have to take the trip down 83 South and check this out. Best wishes.

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Thank you! Baltimore is an incredible city and yes vegan eating is better for the planet . Thank you

Naijha W. Baltimore, MD 4 months ago

I invested because this is a Black Woman-owned vegan business. Period. I had the opportunity to do it now. I may not have the same opportunity later. Sending blessings and much success to My Mama's Vegan.

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Where do I even begin. For one of the very first Vegan Restaurants OG's as we call them to invest in us is beyond Amazing. I am so honored for their belief in us and what we are doing . I am so inspired by this fellow vegan business owner.

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Thank you !

Naijha W. Baltimore, MD 4 months ago

It takes a village. We need to lift the community up. As a sister, we need to lift each other up. Blessings and much success. Coming through for some of that My Mama's Vegan goodness. 🖤 🖤

April P. Baltimore, MD 4 months ago

Excited to invest in a great restaurant!

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Thank you so much for always being such a supporter of My Mamas Vegan.

Jenna V. Jersey City, NJ 4 months ago

I invested because I found this owner's background, drive, and creativity to be incredibly impressive!

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Thank you so much for these kind words and investment !

Charleigh H. Baltimore, MD 4 months ago

wanted to start a My Mamas Vegan fan club but investing is even better. Can't wait to see all the big things you do!

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Ha! I love it a fan club! But like you said I love that you can invest. We are so excited for the next chapter .

Miriam A. 4 months ago

Some of the documents in the data room aren't available (the balance sheets and revenue statements). Will these be added? Thanks!

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Hello .. If you are speaking of for the year 2019 we don't have those documents as that was our year of formation.

Miriam A. 4 months ago

Ah, it looks like I was confused because I was not logged in. Thanks!

Alexander M. Baltimore, MD 4 months ago

Your reviews are outstanding on every platform I can find. However, I notice that when people do have a problem it's with customer service and long waits. Is this because hours are limited - so you're employees get swamped? Do you have plans to expand hours after your renovations or maybe after the pandemic?

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Hello Alexander . You bring up 2 areas which we are constantly working to improve. Due to the power of social media we have gone viral several times with one time generating over 165,000 views and 23,000 shares . I will never forget that day. We were not prepared who really can be prepared?! What I have found is because we have such a great following on social media we need to be better prepared for that to happen at any time. Many times and did not find out until after we closed for the day and just finished getting hammered for hours straight. With that being said a constant training point is communication which I am happy to say our teams now understand the importance of effectively communicating wait times to our customers. Especially since we have customers who at times drive for hours to come and give us a try. Not only customers who come a distance but also our local customers should be given the same courtesy as well. However, I also understand that at times the wait is going to be long so , we need to make sure that we give them the option to proceed with the order or cancel and provide them with a great experience with us and our food. The team is also authorize to give beverages and or cupcakes to those who have experienced a longer wait time then we would like. We do also give a refund plus give them the meal. We want to please our guest. Not to mention working with youth we always have teachable moments. To answer your questions currently we have limited hours due to the rise of covid but did extend our hours to cover late nights. We do plan to extend our hours after our renovations in the spring. The adding of tables and umbrellas also helps with the long wait times during our busy spring and summer season. The renovations will also help with allowing us to maximize our current location space. We need to add another fryer and grill our kitchen layout is not suitable for the fast level of growth we are seeing. Also, we have one POS system we will add another and have a pick up and order window. . We have also just invested in a mini handheld pos which can be used to take orders as well as payments as we prepare for our busy season. I am also happy to say with being able to pay a livable wage we have been able to hire more experienced staff as well.

Alexander M. Baltimore, MD 4 months ago

Delivery apps take a large percentage of the purchase and pay out infrequently, your income statements list delivery as a growing proportion of your revenue stream, how will growth in delivery effect your in person revenue? Do you expect them to conflict for kitchen resources, or perhaps become a risk to the per order profit margin if apps change their pricing structure?

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Hello Alexander, here is what I have found with our delivery apps they are seasonal for sure we definitely see a surge in delivery and a decline with foot traffic during the winter months. As we say it does become once we go in the house we are not coming back out season. However, the delivery apps have a consistent clientele all year round which does grow during the winter months. During our busy season we are also very event driven and instore special driven which continues to help drive traffic to our location. This is an area of the business we will continue to monitor however, it is truly an added revenue stream. I do not expect this to become a risk for our business. With the kitchen renovation we will actually be able to have more capacity for both online and instore.

Qadira W. Gwynn Oak, MD 4 months ago

I want to be a blessing while being blessed

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Thank you so much! So appreciated !

Kisha W. Baltimore, MD 4 months ago

We must invest in each other!

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Yes, we do ! Thank you so much!

Dion C. Fort Lauderdale, FL 4 months ago

I'm honored to support your business. Continued success!

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Thank you so much Dion!

Camila C. Fort Lauderdale, FL 4 months ago

I invested because I believe in the mission!

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

Camilla , I can't thank you enough! I appreciate you !

Urvi T. Jersey City, NJ 4 months ago

So glad I can invest in My Mama's Vegan! :) You guys helped me find a community when I moved to Baltimore last year and continue to provide delicious food and a welcoming atmosphere!! Can't wait to see what you have in store!

Debonette W. 4 months ago My Mamas Vegan Entrepreneur

You just brought tears to my eyes ! Thank you ! I am so glad that we helped you find you a vegan community here in the city of Baltimore! We have an amazing community and I am so glad to be apart of your journey!

Urvi T. Jersey City, NJ 4 months ago

:) I'm so glad to be a part of both your and My Mamas Vegan's journey! Hope to meet you in person!

My Mamas Vegan isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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